IronPlanet, Inc.

4695 Chabot Drive, Suite 102

Pleasanton, CA 94588

August 3, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Matthew Crispino, Staff Attorney

Re:	IronPlanet, Inc. Withdrawal of Registration Statement on Form S-1 File No. 333-165557

Ladies and Gentlemen:

On behalf of IronPlanet, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-165557), as initially filed with the Securities and Exchange Commission (“Commission”) on March 18, 2010 (“Registration Statement”) be withdrawn effective immediately. In light of current market conditions, the Company is seeking withdrawal of the Registration Statement. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at dfeick@ironplanet.com or via facsimile at (925) 660-3286, with a copy to Karen Dempsey of Orrick, Herrington & Sutcliffe LLP, via email at kdempsey@orrick.com or via facsimile at (415) 773-5759.

Should you have any questions regarding this request for withdrawal, please contact Karen Dempsey of Orrick, Herrington & Sutcliffe LLP by telephone at (415) 773-4140.

Very truly yours,

IRONPLANET, INC.

By: /s/ Doug Feick

General Counsel and SVP,

    Corporate Development

cc:	Karen Dempsey, Orrick Herrington & Sutcliffe LLP